Exhibit 99.1

Huya Reports Second Quarter 2018 Unaudited Financial Results

GUANGZHOU, China, August 13, 2018 — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial and Operating Highlights

•	Total net revenues[1] for the second quarter of 2018 increased by 125.1% to RMB1,038.3 million (US$156.9 million), from RMB461.4 million in the same period of 2017.

•

Non-GAAP net income attributable to Huya[2] was RMB105.4 million (US$15.9 million) for the second quarter of 2018, compared with a non-GAAP net loss attributable to Huya of RMB9.3 million in the same period of 2017.

•	Average mobile MAUs[3] in the second quarter of 2018 reached 42.7 million, representing an increase of 24.7% from 34.2 million in the second quarter of 2017.

•	Average MAUs[4] in the second quarter of 2018 reached 91.5 million, representing an increase of 10.8% from 82.5 million in the second quarter of 2017.

•	Total number of paying users[5] in the second quarter of 2018 reached 3.4 million, representing an increase of 40.7% from 2.4 million in the second quarter of 2017.

Mr. Rongjie Dong, Chief Executive Officer of Huya, commented, “We are pleased to continue our strong growth momentum in the second quarter of 2018, recording revenue growth of 125.1% year-over-year, mainly driven by our fast-growing mobile user base that reached 42.7 million, representing nearly 50% of our total user base. We will focus on enhancing the user experience on our mobile applications to capitalize on user migration to mobile engagement.

“As the leading player in the game live streaming market in China, we are devoted to building a vibrant content ecosystem that empowers a vast number of broadcasters and content creators across our scalable and advanced technology platform, aiming to attract and engage a larger user base. Thrilled with the growth opportunities in the e-sports area, we will also continue to expand and deepen partnerships with a variety of key players in the e-sports sector in China and across the globe to maximize our content coverage, and in turn further enhance user engagement within our ecosystem.”

Mr. Dong concluded, “The second quarter of 2018 was a constructive quarter for Huya as we successfully carried out our core business strategy. With our commitment to enriching content offerings and advancing technological capabilities, we are confident that we are well positioned to capture new monetization opportunities in the long run.”

[1]

On January 1, 2018, the Company adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Based on the Company’s assessment, the adoption of ASC 606 did not have any material impact on Huya’s consolidated financial statements.

[2]

“Non-GAAP net (loss) income attributable to Huya” is defined as net (loss) income attributable to Huya before share-based compensation expenses, fair value loss on derivative liabilities, and gain on fair value change of investments and equity investee’s investments. These adjustments amounted to RMB2,230.8 million (US337.1 million) and RMB5.7 million in the second quarter of 2018 and 2017, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[3]

Refers to average monthly active users on the Huya Live mobile app. Average mobile MAU for any period is calculated by dividing (i) the sum of active users on the Huya Live mobile app for each month of such period, by (ii) the number of months in such period.

[4]	Refers to average monthly active users. Average MAU for any period is calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period.
[5]	Refers to a registered user that has purchased virtual items on Huya’s platform at least once during the period presented.

Mr. Henry Sha, Chief Financial Officer of Huya, commented, “Our second quarter financial performance underscores our robust growth trajectory. Notably, our total net revenues reached a record high of RMB1,038.3 million, an increase of 125.1% from same period one year ago. This strong growth demonstrates our improving monetization capabilities and thriving market opportunities. We are also pleased to see gross margin expansion of approximately 50 basis points quarter-over-quarter as a result of strong topline growth and improvement in our operating leverage during the second quarter. In the near term, our expansion will remain focused on growing the user base and enhancing user engagement which might require incremental investment in content and technologies. Our robust performance in the quarter reinforces our confidence to execute our user growth strategy through collaborations in the content ecosystem centered around the Huya platform.”

Second Quarter 2018 Financial Results

Total net revenues for the second quarter of 2018 increased by 125.1% to RMB1,038.3 million (US$156.9 million), from RMB461.4 million in the same period of 2017.

Live streaming revenues increased by 124.5% to RMB991.8 million (US$149.9 million) in the second quarter of 2018, from RMB441.8 million in the same period of 2017, primarily due to the increase in spending per paying user and the increase in the number of paying users on Huya’s platform. The increase in the number of paying users was primarily driven by the Company’s mobilization strategy, diversification of content offerings on Huya’s platform and continuous efforts in converting active users into paying users.

Advertising and other revenues increased by 138.1% to RMB46.5 million (US$7.0 million) in the second quarter of 2018, from RMB19.5 million in the same period of 2017. This increase reflected the Company’s continuous efforts to expand the advertising services business and monetize the traffic and streaming content with its business partners.

Cost of revenues increased by 115.9% to RMB872.0 million (US$131.8 million) in the second quarter of 2018, from RMB403.9 million in the same period of 2017, primarily attributable to the increase in revenue sharing fees and content costs as well as bandwidth costs. Revenue sharing fees and content costs increased by 130.3% to RMB661.2 million (US$99.9 million) in the second quarter of 2018 from RMB287.1 million in the same period of 2017, primarily due to the increase in sales of virtual items on Huya’s platform and continued spending in e-sports content and content creators. Bandwidth costs increased by 78.4% to RMB161.0 million (US$24.3 million) in the second quarter of 2018 from RMB90.3 million in the same period of 2017, primarily due to an increase in bandwidth usage as a result of increased average MAUs on Huya’s platform and enhanced live streaming video quality improvement, partially offset by improved efficiency in bandwidth utilization by deploying new technologies in content distribution.

Gross profit increased by 189.5% to RMB166.4 million (US$25.1 million) in the second quarter of 2018 from RMB57.5 million in the same period of 2017. Gross margin increased to 16.0% in the second quarter of 2018 from 12.5% in the same period of 2017, primarily due to Huya’s enhanced monetization efforts and continued leverage on economies of scale.

Research and development expenses increased by 70.7% to RMB60.0 million (US$9.1 million) for the second quarter of 2018 from RMB35.1 million for the second quarter of 2017, mainly attributable to the increase in the salaries and welfare of research and development personnel.

Sales and marketing expenses increased by 95.6% to RMB41.7 million (US$6.3 million) for the second quarter of 2018 from RMB21.3 million for the second quarter of 2017, mainly attributable to the increase of marketing and promotion expenses due to enhanced efforts in promoting Huya’s brand awareness and cooperating with various marketing channels.

General and administrative expenses increased by 395.2% to RMB88.5 million (US$13.4 million) for the second quarter of 2018 from RMB17.9 million for the second quarter of 2017, mainly due to the increase in stock-based compensation expenses related to the share awards newly granted in the first quarter of 2018 and salaries and welfare of management personnel.

Operating loss was RMB17.3 million (US$2.6 million) for the second quarter of 2018, compared with an operating loss of RMB16.8 million in the same period of 2017.

Non-GAAP operating income, which excludes share-based compensation expenses, was RMB56.8 million (US$8.6 million) for the second quarter of 2018, compared with a non-GAAP operating loss of RMB11.1 million in the same period of 2017.

Net loss attributable to HUYA Inc. was RMB2,125.4 million (US$321.2 million) for the second quarter of 2018, compared with a net loss attributable to HUYA Inc. of RMB15.0 million in the same period of 2017. The Company recorded a fair value loss of RMB2,273.4 million (US$343.6 million) on derivative liabilities of preferred shares that existed before the Company’s initial public offering, resulting from the increase in HUYA Inc.’s enterprise value as indicated by the price of its initial public offering. Such fair value loss on derivative liabilities is related to the conversion features, which needed to be bifurcated and accounted for as derivative liabilities in the second quarter of 2018. Upon completion of the initial public offering, the derivative liabilities were derecognized and all of the balances were reclassified to additional paid-in capital.

Non-GAAP net income attributable to HUYA Inc. in the second quarter of 2018, which excludes share-based compensation expenses, fair value loss on derivative liabilities and gain on fair value change of investments and equity investee’s investments, was RMB105.4 million (US$15.9 million), compared with a non-GAAP net loss attributable to HUYA Inc. of RMB9.3 million in the same period of 2017.

Diluted net loss per American Depositary Share (“ADS”) was RMB13.70 (US$2.07) for the second quarter of 2018, compared with diluted net loss per ADS of RMB0.15 for the same period of 2017. Each ADS represents one Class A ordinary share.

Non-GAAP diluted net income per ADS was RMB0.37 (US$0.06) for the second quarter of 2018, compared with non-GAAP diluted net loss per ADS of RMB0.09 for the same period of 2017.

Balance Sheets and Cash Flows

As of June 30, 2018, the Company had cash, cash equivalents, short-term deposits and short-term investments of RMB5,514.7 million (US$833.4 million), compared with RMB1,035.8 million as of December 31, 2017. The increase was primarily due to net proceeds raised in the Company’s initial public offering in May 2018 and from the Series B financing in March 2018.

Net cash provided by operating activities was RMB105.6 million (US$16.0 million) for the second quarter of 2018, compared with net cash provided by operating activities of RMB79.8 million in the same period of 2017.

Business Outlook

For the third quarter of 2018, Huya currently expects total net revenues to be in the range of RMB1,190 million to RMB1,220 million, representing a year-over-year growth of 103.9% to 109.1%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on August 13, 2018 (8:00 AM Beijing/Hong Kong time on August 14, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
China (toll free)	400-120-6115
Elite Entry Number:	7810485

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “HUYA Inc” with the Elite Entry number as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 20, 2018, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10122916

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity (deficit), consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP operating (loss) income, non-GAAP net (loss) income attributable to HUYA Inc., non-GAAP net (loss) income attributable to ordinary shareholders, and non-GAAP basic and diluted net (loss) income per ADS, which are non-GAAP financial measures. Non-GAAP operating (loss) income is operating (loss) income excluding share-based compensation expenses. Non-GAAP net (loss) income attributable to HUYA Inc. is net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses, fair value loss on derivative liabilities and gain on fair value change of investments and equity investee’s investments. Non-GAAP net (loss) income attributable to ordinary shareholders is net loss attributable to ordinary shareholders excluding share-based compensation expenses, fair value loss on derivative liabilities, gain on fair value change of investments and equity investee’s investments and deemed dividend to Series A redeemable convertible preferred shareholders. Non-GAAP basic and diluted net (loss) income per ADS is non-GAAP net (loss) income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net (loss) income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) fair value loss on derivative liabilities, (iii) gain on fair value change of investments and equity investee’s investments and (iv) deemed dividend to Series A redeemable convertible preferred shareholders adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, (ii) fair value loss on derivative liabilities and gain on fair value change of investments and equity investee’s investments, which may not recur in the future, and (iii) deemed dividend to Series A redeemable convertible preferred shareholders, which may recur when Huya and its affiliates enter into equity transactions. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss) income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6171 to US$1.00, the rate in effect as of June 29, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-8212-0509

E-mail: ir@huya.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6202

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	442,532	593,788	89,735
Short-term deposits	593,241	4,772,611	721,254
Short-term investments	—	148,252	22,404
Accounts receivable, net	29,847	38,420	5,806
Amounts due from related parties	113,311	100,420	15,176
Prepayments and other current assets	71,376	171,845	25,970

Total current assets	1,250,307	5,825,336	880,345

Non-current assets
Deferred tax assets	—	10,534	1,592
Investments	10,299	211,727	31,997
Property and equipment, net	32,315	69,532	10,508
Intangible assets, net	5,620	36,568	5,526
Other non-current assets	2,000	4,647	702

Total non-current assets	50,234	333,008	50,325

Total assets	1,300,541	6,158,344	930,670

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	5,796	6,774	1,024
Deferred revenue	243,419	289,075	43,686
Advances from customers	3,962	9,378	1,417
Accrued liabilities and other current liabilities	424,078	573,338	86,644
Amounts due to related parties	8,395	24,993	3,777

Total current liabilities	685,650	903,558	136,548

Non-current liabilities
Deferred revenue	45,024	57,887	8,748
Deferred tax liabilities	—	16,665	2,518

Total non-current liabilities	45,024	74,552	11,266

Total liabilities	730,674	978,110	147,814

	As of December 31,	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
Mezzanine equity
Series A-1 redeemable convertible preferred shares (“Preferred Shares”) (US$0.0001 par value; 17,647,058 shares authorized, issued and outstanding as of December 31, 2017, and none outstanding as of June 30, 2018)	407,734	—	—
Series A-2 Preferred Shares (US$0.0001 par value; 4,411,765 shares authorized, issued and outstanding as of December 31, 2017, and none outstanding as of June 30, 2018)	101,934	—	—

Total mezzanine equity	509,668	—	—

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 249,957,163 and 750,000,000 shares authorized, 992,456 and 44,639,737 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	1	29	4
Class B ordinary shares (US$0.0001 par value; 99,007,544 and 200,000,000 shares authorized, 99,007,544 and 159,157,321 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	66	104	16
Additional paid-in capital	140,792	7,539,631	1,139,416
Accumulated deficit	(80,968)	(2,545,899)	(384,745)
Accumulated other comprehensive income	308	186,369	28,165

Total shareholders’ equity	60,199	5,180,234	782,856

Total liabilities, mezzanine equity and shareholders’ equity	1,300,541	6,158,344	930,670

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

(LOSS) INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	441,828	792,784	991,812	149,886	824,469	1,784,596	269,695

Advertising and others	19,536	50,798	46,520	7,030	35,794	97,318	14,707

Total net revenues	461,364	843,582	1,038,332	156,916	860,263	1,881,914	284,402

Cost of revenues(1)	(403,891)	(712,533)	(871,965)	(131,774)	(786,653)	(1,584,498)	(239,455)

Gross profit	57,473	131,049	166,367	25,142	73,610	297,416	44,947

Operating expenses(1)
Research and development expenses	(35,136)	(51,458)	(59,964)	(9,062)	(77,528)	(111,422)	(16,838)
Sales and marketing expenses	(21,315)	(25,940)	(41,682)	(6,299)	(36,546)	(67,622)	(10,219)
General and administrative expenses	(17,867)	(35,783)	(88,473)	(13,370)	(28,057)	(124,256)	(18,778)
Total operating expenses	(74,318)	(113,181)	(190,119)	(28,731)	(142,131)	(303,300)	(45,835)

Other income	10	10,283	6,459	976	9,531	16,742	2,530

Operating (loss) income	(16,835)	28,151	(17,293)	(2,613)	(58,990)	10,858	1,642

Interest and short-term investment income	1,872	10,584	42,444	6,414	2,348	53,028	8,013
Fair value loss on derivative liabilities	—	(11,868)	(2,273,355)	(343,558)	—	(2,285,223)	(345,351)

(Loss) income before income tax benefits	(14,963)	26,867	(2,248,204)	(339,757)	(56,642)	(2,221,337)	(335,696)

Income tax benefits	—	4,464	6,070	917	—	10,534	1,592

(Loss) income before share of income in equity method investments, net of income taxes	(14,963)	31,331	(2,242,134)	(338,840)	(56,642)	(2,210,803)	(334,104)

Share of income in equity method investments, net of income taxes	—	76	116,687	17,634	—	116,763	17,645

Net (loss) income attributable to HUYA Inc.	(14,963)	31,407	(2,125,447)	(321,206)	(56,642)	(2,094,040)	(316,459)

Accretion to Preferred Shares redemption value	—	(30,581)	(41,047)	(6,203)	—	(71,628)	(10,824)
Deemed dividend to Series A Preferred Shareholders	—	(496,995)	—	—	—	(496,995)	(75,108)

Net loss attributable to ordinary shareholders	(14,963)	(496,169)	(2,166,494)	(327,409)	(56,642)	(2,662,663)	(402,391)

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

(LOSS) INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss per ADS*
Basic and diluted	(0.15)	(4.96)	(13.70)	(2.07)	(0.57)	(20.60)	(3.11)
Net loss per ordinary share
Basic and diluted	(0.15)	(4.96)	(13.70)	(2.07)	(0.57)	(20.60)	(3.11)

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	649	255	2,653	401	1,892	2,908	439
Research and development expenses	2,263	1,790	5,841	883	5,318	7,631	1,153
Sales and marketing expenses	21	418	732	111	225	1,150	174
General and administrative expenses	2,777	21,904	64,878	9,805	5,266	86,782	13,115

HUYA INC.

Reconciliations of GAAP And Non-GAAP Results

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating (loss) income	(16,835)	28,151	(17,293)	(2,613)	(58,990)	10,858	1,642
Share-based compensation expenses	5,710	24,367	74,104	11,200	12,701	98,471	14,881
Non-GAAP operating (loss) income	(11,125)	52,518	56,811	8,587	(46,289)	109,329	16,523

Net (loss) income attributable to HUYA Inc.	(14,963)	31,407	(2,125,447)	(321,206)	(56,642)	(2,094,040)	(316,459)
Gain on fair value change of investments and equity investee’s investments	—	—	(116,654)	(17,629)	—	(116,654)	(17,629)
Fair value loss on derivative liabilities	—	11,868	2,273,355	343,558	—	2,285,223	345,351
Share-based compensation expenses	5,710	24,367	74,104	11,200	12,701	98,471	14,881
Non-GAAP net (loss) income attributable to HUYA Inc.	(9,253)	67,642	105,358	15,923	(43,941)	173,000	26,144

Net loss attributable to ordinary shareholders	(14,963)	(496,169)	(2,166,494)	(327,409)	(56,642)	(2,662,663)	(402,391)
Gain on fair value change of investments and equity investee’s investments	—	—	(116,654)	(17,629)	—	(116,654)	(17,629)
Fair value loss on derivative liabilities	—	11,868	2,273,355	343,558	—	2,285,223	345,351
Share-based compensation expenses	5,710	24,367	74,104	11,200	12,701	98,471	14,881
Deemed dividend to Series A Preferred Shareholders	—	496,995	—	—	—	496,995	75,108
Non-GAAP net income(loss) attributable to ordinary shareholders	(9,253)	37,061	64,311	9,720	(43,941)	101,372	15,320

Non-GAAP net (loss) income per ordinary share
Basic	(0.09)	0.37	0.41	0.06	(0.44)	0.78	0.12
Diluted	(0.09)	0.35	0.37	0.06	(0.44)	0.73	0.11
Non-GAAP net (loss) income per ADS
Basic	(0.09)	0.37	0.41	0.06	(0.44)	0.78	0.12
Diluted	(0.09)	0.35	0.37	0.06	(0.44)	0.73	0.11